UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2020).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:    July 30, 2019

July 30, 2019

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Three Months Ended June 30, 2019 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 14, 2019

Investors meeting presentation for quarterly financial results: Not scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2019)

    (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent
Three months ended June 30, 2019			¥ 1,334,510	(6.4)%	¥261,442	(21.2)%	¥215,727	(5.0)%
Three months ended June 30, 2018			1,426,372	4.8	331,893	5.0	227,084	(6.0)
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2019: ¥ 165,695 million [(47.4)%]
		(b) for the three months ended June 30, 2018: ¥ 315,295 million [ 7.3%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2019			¥ 155.24		¥ 155.14
Three months ended June 30, 2018			161.78		161.67
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
June 30, 2019			¥ 204,572,522		¥ 11,221,487		5.2%
March 31, 2019			203,659,146		11,451,611		5.3
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2019: ¥ 10,695,062 million (b) as of March 31, 2019: ¥ 10,768,320 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual

Fiscal year ended March 31, 2019	¥ —	¥ 85.00	¥ —	¥ 95.00	¥ 180.00
Fiscal year ending March 31, 2020	—
Fiscal year ending March 31, 2020 (Forecast)		90.00	—	90.00	180.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2020)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2020	¥ 700,000	(3.7)%	¥ 506.55

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2019

* Notes

(1)	There were no changes in material consolidated subsidiaries in the period.

(2)	Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4)	Number of shares issued (common stock)

	As of June 30, 2019	As of March 31, 2019
(a) Number of shares issued (including treasury stock)	1,399,401,420 shares	1,399,401,420 shares
(b) Number of treasury stock	17,505,355 shares	3,800,918 shares

	Three months ended June 30, 2019	Three months ended June 30, 2018
(c) Average number of shares issued in the period	1,389,636,602 shares	1,403,702,297 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2019 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2020 including the period for the three months ended June 30, 2019. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen

	March 31, 2019	June 30, 2019

Assets:
Cash and due from banks	¥57,411,276	¥58,018,346
Call loans and bills bought	2,465,744	1,552,415
Receivables under resale agreements	6,429,365	5,959,002
Receivables under securities borrowing transactions	4,097,473	3,583,687
Monetary claims bought	4,594,578	4,625,271
Trading assets	5,328,778	6,778,464
Money held in trust	390	366
Securities	24,338,005	24,076,935
Loans and bills discounted	77,979,190	77,964,216
Foreign exchanges	1,719,402	2,329,290
Lease receivables and investment assets	247,835	256,908
Other assets	7,307,305	7,796,441
Tangible fixed assets	1,504,703	1,501,670
Intangible fixed assets	769,231	793,314
Net defined benefit asset	329,434	336,206
Deferred tax assets	40,245	20,731
Customers’ liabilities for acceptances and guarantees	9,564,993	9,451,934
Reserve for possible loan losses	(468,808)	(472,682)

Total assets	¥203,659,146	¥204,572,522

Liabilities:
Deposits	¥122,325,038	¥121,432,599
Negotiable certificates of deposit	11,165,486	10,931,951
Call money and bills sold	1,307,778	1,435,254
Payables under repurchase agreements	11,462,559	10,782,691
Payables under securities lending transactions	1,812,820	1,675,108
Commercial paper	2,291,813	2,136,549
Trading liabilities	4,219,293	4,730,915
Borrowed money	10,656,897	11,547,138
Foreign exchanges	1,165,141	1,294,507
Short-term bonds	84,500	172,500
Bonds	9,227,367	9,131,716
Due to trust account	1,352,773	1,578,275
Other liabilities	4,873,630	6,411,607
Reserve for employee bonuses	70,351	28,933
Reserve for executive bonuses	3,091	—
Net defined benefit liability	31,816	33,325
Reserve for executive retirement benefits	1,374	1,056
Reserve for point service program	23,948	24,698
Reserve for reimbursement of deposits	7,936	5,798
Reserve for losses on interest repayment	147,594	137,418
Reserves under the special laws	2,847	2,847
Deferred tax liabilities	378,220	373,969
Deferred tax liabilities for land revaluation	30,259	30,237
Acceptances and guarantees	9,564,993	9,451,934

Total liabilities	192,207,534	193,351,035

Net assets:
Capital stock	2,339,443	2,339,443
Capital surplus	739,047	691,542
Retained earnings	5,992,247	6,075,295
Treasury stock	(16,302)	(68,274)

Total stockholders’ equity	9,054,436	9,038,005

Net unrealized gains (losses) on other securities	1,688,852	1,624,151
Net deferred gains (losses) on hedges	(54,650)	(5,675)
Land revaluation excess	36,547	36,497
Foreign currency translation adjustments	50,379	8,617
Accumulated remeasurements of defined benefit plans	(7,244)	(6,534)

Total accumulated other comprehensive income	1,713,884	1,657,056

Stock acquisition rights	4,750	4,062
Non-controlling interests	678,540	522,362

Total net assets	11,451,611	11,221,487

Total liabilities and net assets	¥203,659,146	¥204,572,522

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income (Consolidated statements of income)
	Millions of yen

Three months ended June 30	2018	2019

Ordinary income	¥1,426,372	¥1,334,510
Interest income	578,790	625,540
Interest on loans and discounts	384,609	446,534
Interest and dividends on securities	85,399	68,240
Trust fees	1,086	1,002
Fees and commissions	302,911	307,293
Trading income	47,293	63,959
Other operating income	425,980	273,844
Other income	70,310	62,868
Ordinary expenses	1,094,479	1,073,067
Interest expenses	245,182	322,841
Interest on deposits	98,903	128,398
Fees and commissions payments	48,959	52,569
Trading losses	1,154	—
Other operating expenses	341,631	214,209
General and administrative expenses	428,772	432,641
Other expenses	28,778	50,805

Ordinary profit	331,893	261,442

Extraordinary gains	136	22,010
Extraordinary losses	1,405	1,069

Income before income taxes	330,624	282,383

Income taxes	82,937	60,688

Profit	247,687	221,695

Profit attributable to non-controlling interests	20,602	5,967

Profit attributable to owners of parent	¥227,084	¥215,727

(Consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2018	2019

Profit	¥247,687	¥221,695
Other comprehensive income	67,608	(55,999)
Net unrealized gains (losses) on other securities	107,188	(65,526)
Net deferred gains (losses) on hedges	(8,639)	53,910
Foreign currency translation adjustments	(1,322)	(45,657)
Remeasurements of defined benefit plans	(2,804)	748
Share of other comprehensive income of affiliates	(26,813)	525

Total comprehensive income	315,295	165,695

Comprehensive income attributable to owners of parent	275,153	158,949
Comprehensive income attributable to non-controlling interests	40,142	6,746

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2019

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (”SMBC”)

3. Capital ratio as of June 30, 2019 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2019 (A)	Change (A) - (B)	Three months ended June 30, 2018 (B)
Consolidated gross profit	1	682,021	(37,112)	719,133
Net interest income	2	302,699	(30,909)	333,608
Trust fees	3	1,002	(84)	1,086
Net fees and commissions	4	254,724	773	253,951
Net trading income	5	63,959	17,821	46,138
Net other operating income	6	59,635	(24,713)	84,348
General and administrative expenses	7	(432,641)	(3,869)	(428,772)
Equity in gains (losses) of affiliates	8	19,796	(4,232)	24,028

Consolidated net business profit	9	269,176	(45,213)	314,389

Total credit cost	10	(37,634)	(29,265)	(8,369)
Credit costs	11	(40,698)	(22,134)	(18,564)
Write-off of loans	12	(17,285)	862	(18,147)
Provision for reserve for possible loan losses	13	(23,031)	(23,031)	—
Others	14	(381)	35	(416)
Gains on reversal of reserve for possible loan losses	15	—	(7,351)	7,351
Recoveries of written-off claims	16	3,064	222	2,842
Gains (losses) on stocks	17	30,932	1,888	29,044
Other income (expenses)	18	(1,031)	2,139	(3,170)

Ordinary profit	19	261,442	(70,451)	331,893

Extraordinary gains (losses)	20	20,941	22,209	(1,268)
Gains (losses) on disposal of fixed assets	21	(406)	70	(476)
Losses on impairment of fixed assets	22	(650)	(40)	(610)
Gains on step acquisitions	23	21,997	21,997	—
Income before income taxes	24	282,383	(48,241)	330,624
Income taxes	25	(60,688)	22,249	(82,937)
Profit	26	221,695	(25,992)	247,687
Profit attributable to non-controlling interests	27	(5,967)	14,635	(20,602)

Profit attributable to owners of parent	28	215,727	(11,357)	227,084

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.  Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                   + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3. Amounts of Income taxes include Income taxes-deferred.

Number of consolidated subsidiaries and affiliates
		June 30, 2019		March 31, 2019
			Change
Consolidated subsidiaries	29	174	1	173
Equity method affiliates	30	110	(5)	115

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2019 (A)	Change (A) - (B)	Three months ended June 30, 2018 (B)
Gross banking profit	1	356,463	11,539	344,924
Net interest income	2	202,257	(32,829)	235,086
Trust fees	3	469	12	457
Net fees and commissions	4	77,484	501	76,983
Net trading income	5	32,615	29,798	2,817
Net other operating income	6	43,635	14,056	29,579

Gains (losses) on bonds	7	52,222	51,298	924
Expenses (excluding non-recurring losses)	8	(202,998)	2,176	(205,174)
Personnel expenses	9	(81,671)	868	(82,539)
Non-personnel expenses	10	(107,626)	1,206	(108,832)
Taxes	11	(13,700)	103	(13,803)

Banking profit (before provision for general reserve for possible loan losses)	12	153,465	13,716	139,749

Gains (losses) on bonds	13	52,222	51,298	924

Provision for general reserve for possible loan losses	14	(5,529)	(5,529)	—
Banking profit	15	147,936	8,187	139,749
Non-recurring gains (losses)	16	23,729	(28,555)	52,284
Credit costs	17	(522)	(92)	(430)
Gains on reversal of reserve for possible loan losses	18	—	(23,495)	23,495
Recoveries of written-off claims	19	0	(131)	131
Gains (losses) on stocks	20	30,883	2,194	28,689
Gains on sales of stocks	21	35,622	3,226	32,396
Losses on sales of stocks	22	(1,799)	(1,799)	(0)
Losses on devaluation of stocks	23	(2,939)	767	(3,706)
Other non-recurring gains (losses)	24	(6,631)	(7,029)	398

Ordinary profit	25	171,666	(20,368)	192,034

Extraordinary gains (losses)	26	(948)	(240)	(708)
Gains (losses) on disposal of fixed assets	27	(344)	37	(381)
Losses on impairment of fixed assets	28	(603)	(276)	(327)
Income before income taxes	29	170,717	(20,608)	191,325
Income taxes	30	(43,671)	11,301	(54,972)

Net income	31	127,046	(9,307)	136,353

Total credit cost (14+17+18+19)	32	(6,051)	(29,247)	23,196
Provision for general reserve for possible loan losses	33	(5,529)	(22,280)	16,751
Write-off of loans	34	(4,087)	(4,073)	(14)
Provision for specific reserve for possible loan losses	35	3,943	(2,515)	6,458
Losses on sales of delinquent loans	36	(379)	37	(416)
Provision for loan loss reserve for specific overseas countries	37	0	(285)	285
Recoveries of written-off claims	38	0	(131)	131

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)
		Three months		Three months
		ended June 30, 2019 (A)	Change (A) - (B)	ended June 30, 2018 (B)
Interest earned on loans and bills discounted (a)		0.92	(0.03)	0.95
Interest paid on deposits, etc. (b)		0.00	(0.00)	0.00
Interest spread (a) - (b)		0.92	(0.03)	0.95

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)		0.94	(0.05)	0.99
Interest spread (c) - (b)		0.94	(0.05)	0.99
3. Non-performing loans (NPLs) based on the Financial Reconstruction Act
Consolidated				(Billions of yen)
		June 30, 2019		March 31, 2019
			Change from March 31, 2019
Bankrupt and quasi-bankrupt assets	1	99.5	9.9	89.7
Doubtful assets	2	397.8	(0.5)	398.3
Substandard loans	3	225.0	17.8	207.2
Total (A)	4	722.3	27.2	695.2

Normal assets	5	91,242.5	547.8	90,694.6
Grand total (B)	6	91,964.8	575.0	91,389.8

NPL ratio (A/B)	7	0.79%	0.03%	0.76%

Amount of direct reduction		142.2	2.2	140.0

SMBC non-consolidated				(Billions of yen)
		June 30, 2019		March 31, 2019
			Change from March 31, 2019
Bankrupt and quasi-bankrupt assets	8	84.5	9.1	75.3
Doubtful assets	9	332.3	(5.0)	337.4
Substandard loans	10	83.2	19.4	63.8
Total (A)	11	500.0	23.5	476.5

Normal assets	12	88,644.2	183.8	88,460.4
Grand total (B)	13	89,144.2	207.3	88,936.9

NPL ratio (A/B)	14	0.56%	0.02%	0.54%

Amount of direct reduction		92.3	3.0	89.3

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		June 30, 2019					March 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2019	Gains	Losses
Held-to-maturity securities	1	260.2	0.8	(0.1)	0.8	—	280.2	0.9
Other securities	2	23,567.6	2,244.0	(77.3)	2,374.0	130.0	23,800.5	2,321.3
Stocks	3	3,290.1	1,731.8	(171.1)	1,774.9	43.1	3,486.6	1,902.9
Bonds	4	9,052.0	66.6	6.2	68.1	1.5	8,983.7	60.4
Japanese government bonds	5	6,234.4	27.4	4.1	27.7	0.4	6,234.3	23.3
Others	6	11,225.6	445.7	87.6	531.1	85.4	11,330.2	358.0
Foreign bonds	7	8,883.7	31.9	60.3	71.5	39.6	8,990.2	(28.4)
Other money held in trust	8	0.4	—	—	—	—	0.4	—
Total	9	23,828.2	2,244.8	(77.4)	2,374.8	130.0	24,081.2	2,322.2
Stocks	10	3,290.1	1,731.8	(171.1)	1,774.9	43.1	3,486.6	1,902.9
Bonds	11	9,312.2	67.3	6.1	68.8	1.5	9,264.0	61.3
Others	12	11,226.0	445.7	87.6	531.1	85.4	11,330.6	358.0

SMBC non-consolidated							(Billions of yen)
		June 30, 2019					March 31, 2019
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2019	Gains	Losses
Held-to-maturity securities	13	—	—	(0.1)	—	—	20.0	0.1
Stocks of subsidiaries and affiliates	14	3,747.1	(97.8)	(37.7)	1.0	98.8	3,723.3	(60.2)
Other securities	15	20,984.6	1,840.6	(104.2)	1,964.2	123.6	21,249.3	1,944.8
Stocks	16	3,115.5	1,658.0	(159.0)	1,698.1	40.1	3,299.9	1,817.0
Bonds	17	8,989.1	66.7	6.2	68.1	1.4	8,933.7	60.5
Japanese government bonds	18	6,234.4	27.4	4.1	27.7	0.4	6,232.3	23.3
Others	19	8,879.9	115.9	48.6	198.0	82.0	9,015.7	67.3
Foreign bonds	20	7,002.0	15.6	43.9	51.8	36.2	7,134.8	(28.3)
Total	21	24,731.7	1,742.8	(141.9)	1,965.1	222.4	24,992.6	1,884.7
Stocks	22	3,630.1	1,645.8	(163.5)	1,699.1	53.3	3,814.4	1,809.3
Bonds	23	8,989.1	66.7	6.1	68.1	1.4	8,953.7	60.6
Others	24	12,112.5	30.3	15.4	198.0	167.7	12,224.4	14.9

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are measured at the average market price during the final month of the period. The rest of the securities are measured at market prices as of the balance sheet date.
	3.

Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 11.8 billion yen and losses of 12.3 billion yen were recognized in the statements of income for the three months ended June 30, 2019 and for the year ended March 31, 2019, respectively.

	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2019		March 31, 2019
		Change from March 31, 2019
Domestic deposits	96,707.1	(552.1)	97,259.2
Individual	47,925.9	819.4	47,106.5
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	76,019.2	(382.6)	76,401.8
Domestic offices (excluding offshore banking account)	53,243.3	(724.0)	53,967.3
Overseas offices and offshore banking accounts	22,775.9	341.4	22,434.5
6. ROE
Consolidated			(%)
	Three months ended June 30, 2019		Three months ended June 30, 2018
		Change
ROE (denominator: Total stockholders’ equity)	9.6	(0.9)	10.5

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2